FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons
Discharging Managerial Responsibility or Connected Persons

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan ("The Plan"), which is notionally held in GSK Ordinary share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned persons on 12 February 2010 of an increase in the notional allocation of Ordinary share ADRs on 11 February 2010 at a price of $38.47 per ADR:-

Dr M M Slaoui	8
Mrs C Bruck Slaoui	2
Mr E J Gray	25
Mr W C Louv	15
Dr D Pulman	29

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

12 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 12, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc